Exhibit 99.5

NEWS RELEASE

(“For Immediate Dissemination”)

Poly-Pacific Commences Nylon Sales in Asia

September 5, 2007

Vancouver, British Columbia.  Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") announces that it has shipped fifteen (15) containers of Nylon Type 6/6 to Asia from the McKendry Landfill Site in Kingston, Ontario. This is a result of the Joint Venture between the Company and Fando Holding (Canada) Ltd. (“Fando”), which was previously announced by the Company on August 6, 2007.  This material is presently being cleaned in preparation for sale to buyer(s) in China. The sale price of the cleaned nylon will depend upon the degree to which the Company is able to clean the nylon fibre, and is estimated between $0.65 to $0.80 USD per pound or $200,000 to $300,000 USD in total.

The Joint Venture is currently negotiating a revolving Letter of Credit to the benefit of Poly-Pacific with an Asian buyer on the additional nylon that Poly-Pacific will ship to Asia in the near future. The McKendry Landfill Site contains an estimated 500-600 additional containers of Type 6/6 Nylon (uncleaned), estimated to yield $3,000,000 to $4,000,000 USD net profit to be shared equally between Fando and Poly-Pacific.

Randy Hayward, President of Poly-Pacific, commented that: “This Joint Venture is a significant event for both Poly-Pacific and its shareholders in providing immediate cash-flow to the Company.   In addition, this will enhance our ability to procure additional reclamation projects.”

The Company has long standing experience in the recycling industry and has built a reputation on manufacturing and distributing environmentally safe and technologically advanced alternatives used in the paint stripping industry.   With growing landfill sites becoming a worldwide problem, landfill reclamation projects provide Poly-Pacific with a unique opportunity to assist in cleaning our environment, while earning revenue for the Company and enhancing shareholder value.  The Company will continue to pursue its business model to include the reclamation of landfill sites and industrial polymer fibre throughout North America.

For further information please contact Randy Hayward, President of Poly-Pacific by telephone at (604) 293-8885, or by fax at (604) 293-8234 or by visiting our updated website at www.poly-pacific.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of US laws.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements.  Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.